UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BioSante Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09065V203

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1

CUSIP No. 09065V203	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS

Great Point Partners, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

37-1475292

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
882,353[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
882,353[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,353[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)

OO

[1]

Consists of 372,907shares underlying a warrant held by Biomedical Value Fund, LP, 230,561 shares underlying a warrant held by Biomedical Offshore Value Fund, Ltd., 102,415 shares underlying a warrant held by Biomedical Institutional Value Fund, LP, and 176,470 shares underlying a warrant held by WS Investments III, LLC.

[2]	Based on a total of 109,618,529 shares outstanding, as reported in the Issuer’s Form 10-Q filed on November 9, 2011.

CUSIP No. 09065V203	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS

Dr. Jeffrey R. Jay, M.D.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
882,353[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
882,353[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,353[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 09065V203	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS

Mr. David Kroin

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐

	(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
			5.	SOLE VOTING POWER	0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

			6.	SHARED VOTING POWER
882,353[1]

			7.	SOLE DISPOSITIVE POWER
0

			8.	SHARED DISPOSITIVE POWER
882,353[1]

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

882,353[1]

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES (See Instructions)					☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.8%[1,2]

12.	TYPE OF REPORTING PERSON (See Instructions)

IN

CUSIP No. 09065V203	13G/A	Page 5 of 10 Pages

Item 1.

	(a)	Name of Issuer

BioSante Pharmaceuticals, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

111 Barclay Boulevard, Lincolnshire, IL 60069

Item 2.

	(a)	Name of Person Filing

Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Mr. David Kroin

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2012, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d- 1(k)(1) under the Act.

	(b)	Address of Principal Business Office, or if none, Residence

The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830

	(c)	Citizenship

Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Mr. David Kroin is a citizen of the United States.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

09065V203

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d.2(b) or (c), check whether the person filing is a:

Not Applicable.

	(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b) ☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c) ☐	Insurance company as defined in Section 3(a)(19) of the Act (15. U.S.C. 78c).

	(d) ☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

CUSIP No. 09065V203	13G/A	Page 6 of 10 Pages

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Biomedical Value Fund, L.P. (“BVF”) is the record owner of a warrant to purchase 372,907 shares of Common Stock (the “BVF Shares”). Great Point Partners, LLC (“Great Point”) is the investment manager of BVF, and by virtue of such status may be deemed to be the beneficial owner of the BVF Shares. Each of Dr. Jeffrey R. Jay, M.D. (“Dr. Jay”), as senior managing member of Great Point, and Mr. David Kroin (“Mr. Kroin”), as special managing member of Great Point, has voting and investment power with respect to the BVF Shares, and therefore may be deemed to be the beneficial owner of the BVF Shares.

Biomedical Offshore Value Fund, Ltd. (“BOVF”) is the record owner of a warrant to purchase 230,561 shares of Common Stock (the “BOVF Shares”). Great Point is the investment manager of BOVF, and by virtue of such status may be deemed to be the beneficial owner of the BOVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BOVF Shares, and therefore may be deemed to be the beneficial owner of the BOVF Shares.

Biomedical Institutional Value Fund, L.P. (“BIVF”) is the record owner of a warrant to purchase 102,415 shares of Common Stock (the “BIVF Shares”). Great Point is the investment manager of BIVF, and by virtue of such status may be deemed to be the beneficial owner of the BIVF Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the BIVF Shares, and therefore may be deemed to be the beneficial owner of the BIVF Shares.

WS Investments III, LLC (“WS”) is the record owner of a warrant to purchase 176,470 shares of Common Stock (the “WS Shares”). Great Point is the investment manager with respect to the WS Shares, and by virtue of such status may be deemed to be the beneficial owner of the WS Shares. Each of Dr. Jay, as senior managing member of Great Point, and Mr. Kroin, as special managing member of Great Point, has voting and investment power with respect to the WS Shares, and therefore may be deemed to be the beneficial owner of the WS Shares.

Notwithstanding the above, Great Point, Dr. Jay and Mr. Kroin disclaim beneficial ownership of the BVF Shares, the BOVF Shares, the BIVF Shares and the WS Shares, except to the extent of their respective pecuniary interests.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 09065V203	13G/A	Page 7 of 10 Pages

1.	Great Point Partners, LLC

(a)	Amount beneficially owned: 882,353[3]

(b)	Percent of class: 0.8%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: - 0 -

	(ii)	Shared power to vote or to direct the vote: 882,353[3]

	(iii)	Sole power to dispose or to direct the disposition of: - 0 -.

	(iv)	Shared power to dispose or to direct the disposition of: 882,353[3]

2.	Dr. Jeffrey R. Jay, M.D.

(a)	Amount beneficially owned: 882,353[3]

(b)	Percent of class: 0.8%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 882,353[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 882,353[3]

3.	Mr. David Kroin

(a)	Amount beneficially owned: 882,353[3]

(b)	Percent of class: 0.8%[3,4]

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0.

	(ii)	Shared power to vote or to direct the vote: 882,353[3]

	(iii)	Sole power to dispose or to direct the disposition of: 0.

	(iv)	Shared power to dispose or to direct the disposition of: 882,353[3]

Item 5.	Ownership of Five Percent or Less of a Class

[3]

Consists of 372,907shares underlying a warrant held by Biomedical Value Fund, LP, 230,561 shares underlying a warrant held by Biomedical Offshore Value Fund, Ltd., 102,415 shares underlying a warrant held by Biomedical Institutional Value Fund, LP, and 176,470 shares underlying a warrant held by WS Investments III, LLC.

[4]	Based on a total of 109,618,529 shares outstanding, as reported in the Issuer’s Form 10-Q filed on November 9, 2011.

CUSIP No. 09065V203	13G/A	Page 8 of 10 Pages

                         If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

CUSIP No. 09065V203	13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

          (i)          Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

          (ii)         Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 14, 2012

GREAT POINT PARTNERS, LLC

By:	/s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.,
as senior managing member

/s/ Dr. Jeffrey R. Jay, M.D.
DR. JEFFREY R. JAY, M.D.

/s/ Mr. David Kroin
MR. DAVID KROIN